
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 25, 2011

Via E-mail
Mr. John Paulsen
Chairman, Chief Executive and Financial Officer
Rotate Black, Inc.
932 Spring Street
Petoskey, Michigan 49770

> **Re:** **Rotate Black, Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2010**
> **Filed November 8, 2010**
> **Form 10-K for the Fiscal Year Ended June 30, 2009**
> **Filed October 13, 2009**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2009, December 31,**
> **2009, March 31, 2010 and December 31, 2010**
> **Filed November 17, 2009, February 16, 2010, May 17, 2010 and**
> **February 15, 2011**
> **File No. 333-44315**

Dear Mr. Paulsen:

We have reviewed your response dated April 21, 2011 and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

General

1. We note that the Form 12b-25 you filed on May 16, 2011 contains the following narrative explanation for your failure to timely file your Form 10-Q for the period ended March 31, 2011: "The Registrant requires additional time to complete its Quarterly Report on Form 10-Q." The form requires you to state in reasonable detail the reasons why your Form 10-Q cannot be filed. A statement that you require additional time, without further detail,

is not a reasonably detailed response. Please explain, in reasonable detail, why you have not timely filed your Form 10-Q and amend your Form 12b-25 accordingly. In this regard, we note that you have not filed your Form 10-Q for the latest period; please advise on status.

2.   We note that the Investor and Media Relations link on your website, www.rotateblack.com, states that your "stock is publicly traded on NASDAQ under the symbol ROBK." Please remove this statement from your website as it is misleading and it falsely states that you are a NASDAQ-listed company.

Form 10-K for the Fiscal Year Ended June 30, 2009

Cover Page

3.   We note your response to comment one in our letter dated September 8, 2010. Please confirm that you will revise the cover page of your Form 10-K for the fiscal year ended June 30, 2010 to remove any indication that your common stock is registered under Section 12(b) of the Exchange Act. Also, please tell us when you intend to file the Form 10 to which you refer in your response. Alternatively, as previously requested, please provide us with the specific section of the Exchange Act under which you believe you are registered and provide us your analysis of how you believe you are registered under that specific section of the Act.

Item 1: Business, page 1

(c) Financial Position and Future Financing Needs – Going Concern, page 2

4.   Your response to comment three in our letter dated September 8, 2010 states that you disclosed the amount you still owe RBL and the material terms regarding those amounts. In that comment, we asked you to incorporate your response regarding the basis for your dollar per share valuation into your future filings. It appears that you did not disclose this information in your Form 10-K for the fiscal year ended June 30, 2010. Please confirm you will disclose this information in your amended filing(s) and in your future filings, if applicable.

Item 5: Market for Registrant's Common Equity and Related Stockholder Matters, page 10

Recent Sales of Unregistered Securities, page 11

5.   We note your response to comment four in our letter dated September 8, 2010. We reissue that comment with respect to your Form 10-K for the fiscal year ended June 30, 2010.

Item 7: Management's Discussion and Analysis of Financial Condition and Results of Operations, page 11

Management's Analysis of Business, page 12

Overview, page 12

6.   We note your response to comment six in our letter dated September 8, 2010 and are unable to locate the disclosure you refer to in Item 1, page 1. Accordingly, we reissue that comment.

Critical Accounting Policies and Estimates, page 15

7.   We note your response to comment 10 in our letter dated September 8, 2010. As previously requested, please provide information for investors to assess the probability of a future impairment charge including a description of the potential events and/or changes in circumstances that could reasonably be expected to adversely affect the fair value of contracts rights, the Life 02 license and the investment in joint venture. For example, you should describe the uncertainties and risks associated with your inability to arrange the required financing and bill and collect development advances and fees. Please refer to Item 303 of Regulation S-K and Commission guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations, Release No. 34-48960, available on our web site at http:/www.sec.gov.

Consolidated Financial Statements F-1

8.   We reviewed your response to comments 12 and 13 in our letter dated September 8, 2010. Please file the proposed amendment submitted with your response letter dated August 13, 2010. In doing so, please revise to:

- Restate your financial statements for fiscal 2009 and 2008 to report the acquisitions of Gaming, Dayton and India disclosed in Note 1 as common control transactions in accordance with ASC 805-50-45-2 through 5 and to properly classify the loan payable to stockholder as a short-term obligation in accordance with ASC 470-10-45-9.

- Provide the disclosures required by ASC 805-50-50 and ASC 250-10-50 with respect to the restatement of your fiscal 2009 and 2008 financial statements.

- Ensure that your independent registered public accounting firm refers to the restatement in its report in accordance with Auditing Standards Codification, AU section 420.12.

- File Form 8-K under Item 4.02 with regard to non-reliance on previously issued financial statements and the related audit report.

- Revise Management's Discussion and Analysis of Financial Position and Results of Operations as appropriate.

In addition, please tell us how you applied the guidance in ASC 805-50-45-2 through 5 with respect to the common control transactions. We are particularly interested in understanding (i) whether your financial statements for fiscal 2009 reflect the combined results of operations as though the exchange of equity interests had occurred at the beginning of 2009 and (ii) how you applied the guidance in ASC 805-50-45-5 in furnishing retrospectively adjusted comparative financial statements and financial information for fiscal 2008. To facilitate our understanding, please provide us with the combining financial statements for each fiscal year.

Form 10-K for the Fiscal Year Ended June 30, 2010

Item 3: Legal Proceedings, page 20

9.   We note your response to comment 17 in our letter dated September 8, 2010. Please revise your disclosure regarding legal proceedings to include the name of the court or agency in which the proceedings are pending, the date instituted, the principal parties, a description of the factual basis alleged to underlie the proceeding and the relief sought. See Item 103 of Regulation S-K.

Liquidity and Capital Resources, page 26

10.   Please thoroughly revise your Liquidity and Capital Resources section as it contains a number of errors and unclear statements. As examples only, and not an exhaustive list:

- We note your statement that "At June 30, 2010, we had current assets of approximately $21,000 and current liabilities of approximately $7,000,000, as compared to current assets of approximately $104,000 and current liabilities of approximately $3,800,000." Please revise this statement as it does not identify the period to which you are comparing to your June 30, 2010 position.

- Your statement that, "[c]urrent liabilities increase primarily from the Notes payable – Big Easy and an increase in accounts payable and accrued expenses of approximately $471,000, offset in part by a decrease in loan payable – stockholder of approximately $650,000," is unclear.

- Your statement that, "[f]uture operating activities are expected to be funded management fee income and other further revenues and by sales of common stock and, to a limited extent, provided by loans from RBL, our major stockholder, until such time that operations will generate sufficient funds to support our development projects," is unclear.

After reviewing your revised disclosure, we may have additional comments. See Item 303(a) of Regulation S-K for guidance with respect to disclosure of information regarding liquidity and capital resources.

Exhibit 31.1

11.   We note that the signature block on your certification does not identify John Paulsen as the Principal Financial Officer. Please confirm that in future filings the signature block will identify him, if accurate, as the company's Principal Financial Officer.

Form 10-Q for Fiscal Quarters Ended September 30, 2009, December 31, 2009 and March 31, 2010

12.   We reviewed your response to comment 16 in our letter dated September 8, 2010. Please amend these filings as applicable to address the comments previously issued in our letters dated November 23, 2009, February 1, 2010 and April 28, 2010. In doing so:

- Restate your financial statements for each period to report the acquisitions of Gaming, Dayton and India disclosed in Note 1 as common control transactions in accordance with ASC 805-50-45-2 through 5, to properly classify the loan payable to stockholder as a short-term obligation in accordance with ASC 470-10-45-9, to adopt the requirements of ASC 810-10-65 and to account for the embedded derivatives in accordance with ASC 815, including ASC 815-40-15.

- Provide the disclosures required by ASC 805-50-50 and ASC 250-10-50 with respect to the restatement of your quarterly financial statements.

- File Form 8-K under Item 4.02 with regard to non-reliance on previously issued financial statements.

- Provide the disclosures and exhibit pursuant to your response to comment 31 in our letter dated November 23, 2009 in the appropriate filings.

- Revise the certifications in the appropriate filings pursuant to your response to comment 33 in our letter dated November 23, 2009.

- Provide the fair value disclosures required by ASC 820.

- Provide a response to comment 33 in our letter dated April 28, 2010.

- Revise your accounting policy disclosure regarding the allocation of losses to the parent and noncontrolling interests in subsidiaries disclosed under the "Minority Interest" or "Noncontrolling Interest" subheading in the description of significant accounting policies in the filings to comply with the guidance in ASC 810-10-45-21.

- Revise Management's Discussion and Analysis of Financial Position and Results of Operations for each period as appropriate.

Form 10-Q for the Fiscal Quarter Ended December 31, 2010

Item 4T: Controls and Procedures, page 24

Changes in Controls and Procedures, page 24

13.   We note your references to the quarter ended September 30, 2010 in your section on controls and procedures. Please revise to refer to the correct quarterly period.

Exhibit 31.1

14.   Your certification does not track the language required by Item 601(b)(31) of Regulation S-K. For example, you have omitted paragraph 4.(b) of the certification and inappropriately modified language elsewhere in the certification. Please revise your certification to track the exact language in Item 601(b)(31) of Regulation S-K. This comment also applies to your Form 10-Q for the fiscal quarter ended September 30, 2010.

You may contact Yolanda Guobadia, Staff Accountant, at (202) 551-3562 or me at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Ramin Olson, Attorney Advisor, at (202) 551-3331 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 if you have questions regarding any other comments.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief